Report of Independent Registered
Public Accounting Firm
The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With
Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon
Large Cap Stock Fund, BNY Mellon Income
Stock Fund, BNY Mellon Mid Cap Multi-
Strategy Fund, BNY Mellon Small Cap
Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging
Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon
International Appreciation Fund, BNY
Mellon Focused Equity Opportunities
Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy
Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal
Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New
York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities
Fund, BNY Mellon National Municipal
Money Market Fund and BNY Mellon Government Money
Market Fund (collectively the "Funds"),
each a series of BNY Mellon Funds
Trust, complied with the requirements
of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of
1940 as of November 30, 2016, with
respect to securities reflected in the
investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the
Funds' compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of November 30, 2016, and
with respect to agreement of security
purchases and sales, for the period
from August 31, 2016 (the date of the
Funds' last examination) through
November 30, 2016:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held
by sub custodians and in book entry
form and verified that reconciling
items were cleared in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged,
placed in escrow, or out for transfer
with brokers, pledgees, or transfer
agents, if any;
3.	Reconciliation of the Funds' securities
to the books and records of the Funds
and the Custodian;
4.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral, if any, with the
Custodian records;
5.	Agreement of pending purchase activity,
if any, for the Fund as of November 30,
2016 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity, if
any, for the Funds as of November 30,
2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since our
last report, from the books and records
of the Funds to corresponding bank
statements;
8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Reports ("SOC 1 Report") for the
period December 1, 2015 to November 30,
2016 and noted no relevant findings
were reported in the areas of Asset
Custody and Control;
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of November 30, 2016,
with respect to securities reflected in
the investment accounts of the Funds is
fairly stated, in all material
respects.
This report is intended solely for the
information and use of management and
the Board of Trustees of BNY Mellon
Funds Trust, and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.
      /s/ KPMG LLP
New York, New York
September 28, 2017



September 28, 2017
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of BNY
Mellon Large Cap Stock Fund, BNY
Mellon Income Stock Fund, BNY Mellon
Mid Cap Multi-Strategy Fund, BNY
Mellon Small Cap Multi-Strategy
Fund, BNY Mellon International Fund,
BNY Mellon Emerging Markets Fund,
BNY Mellon Asset Allocation Fund,
BNY Mellon International
Appreciation Fund, BNY Mellon
Focused Equity Opportunities Fund,
BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap
Multi-Strategy Fund, BNY Mellon
International Equity Income Fund,
BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon
Short-Term U.S. Government
Securities Fund, BNY Mellon
Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term
Municipal Bond Fund, BNY Mellon
Pennsylvania Intermediate Municipal
Bond Fund, BNY Mellon Massachusetts
Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate
Tax-Exempt Bond Fund, BNY Mellon
Municipal Opportunities Fund, BNY
Mellon National Municipal Money
Market Fund and BNY Mellon
Government Money Market Fund
(collectively the "Funds"), each a
series of BNY Mellon Funds Trust,
are responsible for complying with
the requirements of subsections (b)
and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies" of the
Investment Company Act of 1940.  We
are also responsible for
establishing and maintaining
effective internal controls over
compliance with those requirements.
We have performed an evaluation of
the Funds' compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of November 30,
2016, and from August 31, 2016
through November 30, 2016.
Based on this evaluation, we assert
that the Funds were in compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of
November 30, 2016, and from August
31, 2016, through November 30, 2016,
with respect to securities reflected
in the investment accounts of the
Funds.

BNY Mellon Funds Trust



Jim Windels
Treasurer

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